Walter J. Mostek, Jr. 610-993-2233 walter.mostek@dbr.com

Law Offices

1000 Westlakes Drive

Suite 300

Berwyn, PA

19312-2409

610-993-2200

610-993-8585 fax

www.drinkerbiddle.com

PHILADELPHIA

NEW YORK

WASHINGTON

LOS ANGELES

SAN FRANCISCO

CHICAGO

PRINCETON

FLORHAM PARK

WILMINGTON

Established

1849

May 31, 2006

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:                              WorldGate Communications, Inc.

Amendment No. 3 to Form SB-2 on Form S-1

Filed April 19, 2006

File No. 333-125205

Amendment No. 2 to Form SB-2 on Form S-1

Filed April 19, 2006

File No. 333-128109

Form 10-K for the fiscal year ended December 31, 2005

Filed April 19, 2006

File No. 333-125205

Dear Mr. Spirgel:

This letter responds to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission to the Company on April 28, 2006 regarding the amendments to the Company’s registration statements filed on April 19, 2006 and the Company’s annual report for the fiscal year ended December 31, 2005 filed on March 31, 2006.

In connection with this letter, WorldGate Communications, Inc. (the “Company”) will file a fourth pre-effective amendment with respect to the registration statement on Form SB-2 (File No. 333-125205), a third pre-effective amendment to the registration statement on Form SB-2 (File No. 333-128109) and a second post-effective amendment to the registration statement on Form SB-2 (File No. 333-117641). The Company also reflected the comments discussed below in its quarterly report on Form 10-Q for the period ended March 31, 2006 (the “March 2006 Form 10-Q”), filed on May 10, 2006.

For your convenience, we have repeated below in bold type the specific comments provided in the aforementioned letter and have set forth the response of the Company immediately below the applicable comment.

Registration Statement File Number 333-125205

Form 10-K for the fiscal year ended December 31, 2005

Business, page 1 of 2005 Form 10-K

1.                                      Please include the response to prior comment thirteen that you have stated in your letter regarding the extent to which General Instrument may directly or through other partnerships compete with your business and Ojo phones, as it appears this information assists investors in assessing the level of your competition for at least 2006 from former business partners that may be familiar with your phones and distribution logistics.

Company Response:  In response to the Staff’s comment, the Company included its discussion from prior comment 13 regarding the extent to which General Instrument may compete with the Company’s video phone business into Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of the March 2006 Form 10-Q, page 19.

Risk Factors, page 6 of 2005 Form 10-K

2.                                      We note your response to our prior comment six. Please also disclose the risks related to any technical difficulties that may be associated with the phones. We note the February 23, 2006 article in The Philadelphia Inquirer regarding installation of the phones.

Company Response:  The technical difficulties relating to the installation of the Company’s video phones identified in the February 23, 2006 article in The Philadelphia Inquirer article have since been resolved. In response to the Staff’s comment, the Company is including the following disclosure under the caption “Recent Developments” in the Prospectus Summary:

The multiple potential configurations available for the numerous routers and cable and DSL modems that are currently in use, each of which are generally user adjustable during and after installation, initially resulted in installation issues for some users.  We have addressed these issues by downloading a more robust software routine.

Management’s Discussion and Analysis, page 15 of 2005 Form 10-K

3.                                      Please tell us, and disclose, whether you plan to establish a reserve for dealer returns to General Instrument that will be passed back to you upon consummation of the buy back of the personal video phones. If so, please also quantify for us the amount of this reserve.

Company Response:  In response to the Staff’s comment, the Company has included the disclosure in the following paragraph under Item 2 (Management’s Discussion and Analysis of Financial Condition and Results of Operations) of the March 2006 Form 10-Q, page 19. Please note that the Company’s maximum exposure is immaterial; the number of units that are known to be eligible for such a return is less than 200 which, at the agreed purchase price of $208 per unit, would amount to a maximum repurchase price of less than $41,000 in total even if all such units were returned.

The Company does not plan to establish a reserve for retailer returns to General Instrument. In the Company’s discussions with the retailers eligible for such returns, the retailers have indicated their intention to continue to sell the Company’s video phone products and, to date, the Company has not received any returned products.

Financial Statements

Note 6, Inventories, page F-22

4.                                      Please state the basis for determining the amount of inventory, and tell us how you determined the value of the inventory you report is appropriate. Describe the nature of cost elements, if any, included in inventory and the method by which amounts are or will be removed from inventory. See Regulation S-X, Rule 5-02-6(b).

Company Response:  In response to the Staff’s comment, the Company included the disclosure in the following paragraph under note 4 of the Company’s consolidated financial statements included in the March 2006 Form 10-Q, page 10. The Company supplementally advises the Staff that through December 31, 2005, the Company removed and priced its inventory based upon its actual cost which could easily be determined since most of the products which it ordered were shipped directly from the Company’s supplier to its customer. In certain instances where this did not occur, and when the Company could not track its actual cost, the Company used an “average cost per unit method.”  Under this method, the Company grouped its additions to inventory based upon its actual cost and date of receipt. Withdrawals from inventory were quantitatively tracked and matched against additions on a first in first out basis with the average actual cost of the applicable groups being used to determine the price for the finished good video phone products when removed from inventory.

The Company’s inventory as carried in its financial statements is all finished goods inventory. The Company orders, purchases and receives finished, completed, boxed and ready for sale video phone products directly from its supplier. The Company makes no subsequent changes to the products. The Company does not maintain work in process inventory, component raw materials or supplies, except for very minimal quantities for repair work. The Company does not include tooling, deferred start-up or general and administrative costs in its inventory costs. The Company also does not maintain specific inventory for any specific long-term contracts or programs. The Company tracks and removes inventory only under the “first-in, first-out method” and prices it based upon the Company’s actual cost.

Exhibits

5.                                      File the termination agreement with General Instrument, or tell us why you believe it is not required to be filed under Item 601(b)(10) of Regulation S-K.

Company Response:  As requested, the Company has filed the termination agreement with General Instrument as an exhibit to the registration statement. Please note that the Company is also submitting a request for confidential treatment of certain portions of the termination agreement.

6.                                      We note that you have submitted a request for confidential treatment of portions of an exhibit under Rule 416 of the Securities Act. Please note that you will need to resolve any issues on the confidential treatment request prior to effectiveness of the registration statement. Furthermore, comments we may have on the confidential treatment request may impact disclosure in the registration statement.

Company Response:  The Staff’s comments regarding the Company’s confidential treatment request have been noted by the Company.

Registration Statement File Number 333-128109

7.                                      Please revise your registration statement to comply with the comments above, as applicable.

Company Response:  The Company will amend the registration statement to comply with the comments above, as applicable. In addition, the Company will incorporate the comments above, as applicable, into post-effective amendment no. 2 to Form SB-2 (Registration No. 333-117641), as to which no comments were received from the Staff.

In addition, based on discussions between the Company and the Staff, the Company has clarified its disclosure regarding the amounts paid to General Instrument with respect to the buy back of the Company’s videophone product in the Prospectus Summary to indicate that of the $1,064,000 paid, $480,000 was paid in cash and the remaining $584,000 was paid by forgiveness of a receivable from General Instrument.

*   *   *   *

Please direct any questions with respect to the comments addressed above to the undersigned at 610-993-2233.

Sincerely yours,

/s/ Walter J. Mostek, Jr.

Walter J. Mostek, Jr.